Exhibit 99.2

June 2, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Record Date for buyback of equity shares

This has reference to our earlier letter dated April 27, 2023, informing the stock exchanges that the Board of Directors have approved the buyback of equity shares by the Company and also our letter dated June 2, 2023, informing the stock exchanges that the shareholders have approved the buyback of equity shares by the Company.

Pursuant to regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, regulation 9(i) of SEBI (Buy-Back of Securities) Regulations, 2018 and Clause 204.21 of the NYSE Listed Company Manual, the Company has fixed Friday, June 16, 2023 as the Record Date for the purpose of determining the entitlement and the names of equity shareholders who are eligible to participate in the buyback.

This is for your information and records.

Thanking you

For Wipro Limited
SANAULLA KHAN MOHAMMED	Digitally signed by SANAULLA KHAN MOHAMMED Date: 2023.06.02 17:57:02 +05’30

M Sanaulla Khan
Company Secretary

CC:

a)	National Securities Depository Limited (NSDL)

b)	Central Depository Services (India) Limited

c)	KFIN Technologies Limited, Registrar and Share Transfer Agent